EXHIBIT 12

                           CARNIVAL CORPORATION
                   RATIO OF EARNINGS TO FIXED CHARGES
                      (in thousands, except ratios)



                                                Three Months Ended
                                    February 29, 1996         February 28, 1995
Net Income                            $77,065                    $67,552
Income tax benefit                     (3,526)                    (4,830)

Income before income tax benefit       73,539                     62,722

Fixed Charges:
  Interest expense, net                16,038                     17,551
  Interest portion of rental expense (1)  360                        531
  Capitalized interest                  5,936                      3,805
Total Fixed Charges                    22,334                     21,887

Fixed Charges Not Currently Affecting Income:
   Capitalized interest                (5,936)                    (3,805)

Earnings before fixed charges         $89,937                    $80,804

Ratio of earnings to fixed charges      4.0 x                      3.7 x

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(1) Represents one-third of rental expense, which Company management believes to be representative of the interest portion of rental expense.